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SECURITIES AND EXCHANGE COMMISSION 05036504

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SEC FILE NUMBER
~~8-74394~~

8-47394

SEC MAIL PROCESSING SECTION RECEIVED FEB 15 2005 WASH. D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beacon Global Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue, Suite 302 North
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Groth 301-664-5600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1

OATH OR AFFIRMATION

I, John H. Groth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Global Advisors, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Beacon Global Advisors, Inc.

We have audited the accompanying statement of financial condition of Beacon Global Advisors, Inc. (the Company) as of September 30, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Global Advisors, Inc. as of September 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 2, 2005

BEACON GLOBAL ADVISORS, INC.
Statement of Financial Condition
September 30, 2004

ASSETS	
Cash	$ 41,270
Fees receivable (Note 12)	309,093
Due from officer (Note 8)	136,654
Deposit with clearing broker (Note 6)	37,274
Equipment, at amortized cost	3,419
Deposits and other assets	8,264
Total assets	$ 535,974
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 34,482
Total liabilities	34,482
Commitments and contingent liabilities	
Stockholder's Equity:	
Common stock, $.01 par value, authorized - 1,000 shares, issued and outstanding - 100 shares	1
Additional paid-in capital	890,492
Retained earnings (deficit)	(389,001)
Total stockholder's equity	501,492
Total liabilities and stockholder's equity	$ 535,974

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Income
For the Year Ended September 30, 2004

REVENUE	
Commissions	$ 103,769
Fees	430,093
Interest	376
Unrealized loss on securities	(2,715)
Other	53,320
Total revenue	584,843
EXPENSES	
Salaries and other employment costs	120,114
Professional fees	37,493
Occupancy costs and equipment rental	86,999
Travel and entertainment	28,515
Office expenses	15,969
Communication expenses	12,597
Insurance	18,292
Depreciation and amortization	14,880
Loss on disposal of fixed assets	8,458
Other	3,842
Regulatory fees and expenses	8,103
Commissions	6,836
Interest	2,832
Total expenses	364,930
Net income	$ 219,913

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at October 1, 2003	100	$ 1	$ 851,492	$ (608,324)	$ 243,169
Additional capital contributed	-	-	189,000	-	189,000
Capital withdrawn	-	-	(150,000)	-	(150,000)
Equity in subsidiary	-	-	-	(590)	(590)
Net income	-	-	-	219,913	219,913
Balance at September 30, 2004	100	$ 1	$ 890,492	$ (389,001)	$ 501,492

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2004

Subordinated borrowings at October 1, 2003	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at September 30, 2004	$ -

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net income	$ 219,913
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,880
Loss on disposal of fixed assets	8,458
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from clearing broker	11,990
Deposit with clearing broker	18,406
Fees receivable	(210,007)
Due from officer	(98,154)
Securities owned	2,715
Deposits and other assets	25,400
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(3,189)
Net cash expended in operating activities	(9,588)
Cash flows from financing activities:	
Additional capital contributed	189,000
Capital withdrawn	(150,000)
Equity in subsidiary	(590)
Principal payments under capital lease obligations	(11,150)
Net cash provided by financing activities	27,260
Net increase in cash	17,672
Cash at beginning of year	23,598
Cash at end of year	$ 41,270

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest paid	$ 2,832
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Beacon Global Advisors, Inc. (the "Company"), a wholly owned subsidiary of Beacon Global Advisors, Ltd. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment advisor with the State of Maryland. The Company has a wholly owned subsidiary, Navigator Insurance Group, Inc., which is inactive. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Investment banking fees – Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions

3. FURNITURE AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2004:

Furniture and equipment	$ 47,933
Less: accumulated depreciation and amortization	(44,514)
	$ 3,419

Depreciation and amortization expense for the year ended September 30, 2004 was $14,880.

During the year ended September 30, 2004 the Company disposed of fixed assets resulting in a loss of $8,458.

Additionally, during the year ended September 30, 2004 the Company fully paid its obligation under capital lease and owns the equipment related to the lease.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Bear Stearns Securities Corporation ("Bear Stearns") on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires the that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $34,482 and $44,062, respectively, and its net capital ratio was .78 to 1.0. "Net Capital" exceeded minimum capital requirements by $39,062 at that date.

As discussed in note 6 the Company erroneously classified certain bank obligations as equity capital. The subsequent reclassification of these transactions caused the company to be under its minimum net capital requirement of $5,000 from March 23, 2004 to April 30, 2004.

6. BANK FINANCING

The Company obtained a line of credit from a commercial bank on March 16, 2004. The line of credit was subsequently assumed by Beacon Global, LLC, an affiliate of the Company, effective May 1, 2004. This assumption was agreed to by the commercial bank. During the time that the line of credit was an obligation of the Company, the Company borrowed funds from the line of credit and erroneously recorded the funds as equity capital. This erroneous recording of the funds as equity capital and subsequent reclassification caused the Company to violate the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, from March 23, 2004 to April 30, 2004. (See note 5).

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker, Bear Stearns, on a fully disclosed basis. The Company has agreed to indemnify Bear Stearns for losses, if any, which they may sustain from securities transactions introduced by the Company. The deposit with clearing broker at September 30, 2004 relates to this clearance agreement.

8. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2004 the Parent did not reimburse the Company for any operating expenses.

The Company has a management agreement with its Parent ("the Agreement"). The Agreement provides for a management fee of up to 20% of the gross income derived from services provided by its parent to the Company's customers. The Parent, however reserves the right to bill the Company a management fee for these services. For the year ended September 30, 2004, no services were provided by the parent to Beacon's customers and accordingly no liability was incurred.

During the year the Company advanced John Groth, its principal executor officer, $98,154. At December 31, 2004 Mr. Groth owed the Company $136,654.

9. INCOME TAXES

At September 30, 2004, the Company recorded deferred income tax assets aggregating approximately $75,600, arising from the net operating loss carry forwards of approximately $302,600. A valuation allowance in the same amount has been recorded, since it is considered more likely than not that the Company will not realize all of the tax benefits. The Company has tax loss carryforwards which expire as follows:

Year Ending September 30,	Amount
2018	$ 80,161
2019	204,009
2020	18,430

10. OPERATING LEASES

The Company is subject to a non-cancelable operating lease agreement for office space that expires on October 31, 2008. The Company has sub-leased some of its office space to an unaffiliated party. The sub-lease commenced April 1, 2004 and initially expires April 30, 2006. The subleasee has the option to extend the sublease. The Company collected $21,000 in sublease payments for the year ended September 30, 2004. Rent expense for office space totalled $69,600 for the year ended September 30, 2004.

Future minimum lease payments and sublease payments are as follows:

Year Ending September 30,	Lease Amount	Sublease Amount*
2005	$ 71,514	$ 51,030
2006	73,668	52,557
2007	75,872	54,130
2008	78,146	54,130
2009 and thereafter	6,528	4,589

* Assumes options are exercised by subleasee

11. PENSION PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) Plan, which covers substantially all employees. The Company made a contribution of $2,050 for the year ended September 30, 2004.

12. SUBSEQUENT EVENT

On November 10, 2004 the Company agreed to convert $193,000 in fees receivable for investment banking services to an equity ownership in Tagnetics, Inc. This equity ownership represents 15.5% of Tagentics, Inc.

Schedule I

BEACON GLOBAL ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	501,492
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		501,492
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		3,419
Fees receivable		309,093
Due from officer		136,654
Deposits and other assets		8,264
Total non-allowable assets		457,430
Net Capital before haircuts on securities positions		44,062
Trading and investment securities:		0
Net Capital	$	44,062

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Consolidated Statement of Financial Condition

Accounts payable and accrued expenses	$	34,482
Total aggregate indebtedness	$	34,482
Percentage of aggregate indebtedness to Net Capital		78.26%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BEACON GLOBAL ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $34,482)	$	2,299
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	39,062
Excess Net Capital at 1000%	$	43,717

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net capital per brokers September 30, 2004 unaudited report	$	46,868
Net capital per annual audit report		44,062
Difference	$	(2,806)
Difference accounted for as follows:		
Audit adjustments effecting net income	$	(84,078)
Capital withdraw due to fee receivable collected by affiliate		(150,000)
Reduction in nonallowable assets		230,961
Reduction in haircuts		311
	$	(2,806)

BEACON GLOBAL ADVISORS, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Beacon Global Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Beacon Global Advisors, Inc. (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Beacon Global Advisors, Inc. for the year ended September 30, 2004, and this report does not affect our report thereon dated February 2, 2005. Because the Company erroneously classified certain bank obligations as equity capital and the Company failed to correct this in a timely manner, the Company's net capital fell below the minimum net capital requirements under Rule 15c3-1 and therefore has not been in compliance with the aforementioned rule for the period March 23, 2004 to April 30, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 2, 2005

Sanville & Company
Certified Public Accountants